

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 28, 2017

Christopher K. Davis
Everest REIT Properties, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, CA 91101

> Re: **KBS Real Estate Investment Trust II, Inc.**
> **Schedule TO-T filed by Everest REIT Investors I, LLC**
> **Filed April 27, 2017**
> **File No. 5-87404**

Dear Mr. Davis:

We have reviewed the above-captioned filing and have the following comment.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Offer to Purchase

1.   We note the disclosure on page 2 indicating that "[u]pon the Expiration of the Offer and our acceptance of the Shares you tender, we will pay you upon confirmation from the Corporation's transfer agent that the Shares are being transferred to Purchaser, which usually takes *7-10 business days* after receiving the necessary documentation…" (emphasis added). Please provide us with your analysis as to how the Offer complies with the prompt payment provision of Exchange Act Rule 14e-1(c). In responding to this comment please refer to Exchange Act Release No. 43069 and the text accompanying footnotes 44 and 45.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christina Thomas, Attorney-Adviser, at (202) 551-3577 or me at (202) 551-3444 with any questions regarding our comment.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions